Contact

www.linkedin.com/in/
sujaykamisetty (LinkedIn)

Top Skills

Project Management
Leadership
Healthcare

Languages

English (Native or Bilingual)
Spanish (Professional Working)
Telugu (Native or Bilingual)

Certifications

Lean Six Sigma White Belt Certification

Honors-Awards

James Farquhar Award

Sujay Kamisetty

Cardiovascular Disease Fellow | Co-Founder and Chief Medical Officer at HLTHi
Tampa, Florida, United States

Summary

Driven towards creating an active impact in the field of biotechnology/healthcare.

Experience

HCA Healthcare Citrus | USF Morsani College of Medicine

Cardiovascular Disease Fellow
July 2025 - Present (1 month)

HLTHi

Co-Founder and Chief Medical Officer
January 2024 - Present (1 year 7 months)
Tampa, Florida, United States

U.S. Department of Veterans Affairs

Chief Resident of Quality and Safety
July 2024 - June 2025 (1 year)
West Palm Beach, Florida, United States

UF Health

Internal Medicine Resident
July 2021 - June 2024 (3 years)
Gainesville, Florida, United States

MedScribe

Co-Founder
September 2018 - January 2021 (2 years 5 months)
Gainesville, Florida, United States

Founded an Artificial Intelligent based medical scribing app designed to improve patient-physician relationships and provide insurance billing solutions

Awarded 3rd place as "Best Startup at StartUp Gainesville"

Dana-Farber Cancer Institute
Summer Intern
June 2015 - September 2015 (4 months)
Boston, MA

Working on HIV-AIDS research particularly on HIV Viral Entry

Muscular Dystrophy Association
Summer Camp Counselor
May 2015 - May 2015 (1 month)
Rotary Camp Florida

_____

Education

University of Florida College of Medicine
Doctor of Medicine - MD · (August 2017 - May 2021)

Nova Southeastern University
Bachelor's Degree, Biology/Biological Sciences, Computer Science,
Behavioral Neuroscience · (2013 - 2017)

Harvard University
Summer Internship Program in Tissue Engineering and Stem Cell/
Regenerative Biology, Regenerative Biology · (2014 - 2014)

King's College London
Bachelor's Degree, Biophysics, Biomedical Sciences,
Biochemistry · (2015 - 2015)

Strawberry Crest IB Highschool
High School · (2009 - 2013)